UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 20, 2020

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F           Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes                          No  

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes                          No  

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes                          No  

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82-  n/a.

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1.  Press release entitled “Smith+Nephew Fourth Quarter and Full Year 2019 Results”, dated February 20, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 20, 2020	By:	/s/ Susan Swabey
Susan Swabey
Company Secretary

Smith+Nephew Fourth Quarter and Full Year 2019 Results

Delivering on commitments and investing for the future

20 February 2020

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces results for the Fourth Quarter and Year to 31 December 2019:

	Reported			Trading[2]
	31 Dec	31 Dec	Reported	31 Dec	31 Dec	Underlying
	2019	2018	growth	2019	2018	growth
	$m	$m	%	$m	$m	%
Fourth Quarter Results[1]
Revenue	1,407	1,294	8.7	1,407	1,294	5.6

Full Year Results[1]
Revenue	5,138	4,904	4.8	5,138	4,904	4.4
Operating/trading profit	815	863		1,169	1,123
Operating/trading profit margin (%)	15.9	17.6		22.8	22.9
Cash generated from operations/trading cash flow	1,370	1,108		970	951
EPS/ EPSA (cents)	68.6	76.0		102.2	100.9

2019 Full Year Financial Highlights

•	Underlying revenue growth up 4.4%, a substantial improvement year-on-year (2018: 2%); 4.8% reported growth includes -220bps FX headwind and 260bps acquisition benefit
•	All global franchises and regions positively contributed to growth, led by Sports Medicine & ENT (7.0%), and Emerging Markets (16.1%)
•	Trading profit margin of 22.8% includes impact of dilution from acquisitions; operating profit margin of 15.9% reflects restructuring and acquisition costs
•	Cash generated from operations $1,370 million (2018: $1,108 million)
•	Full year dividend up 4% to 37.5¢ per share

Strategic Highlights

•	New operating model and strategic imperatives behind improved performance
•	Five acquisitions in higher-growth segments completed in 2019
•	Tusker Medical acquired in January 2020, securing complementary and innovative ENT technology
•	2020 priorities include continued progress in delivering an excellent customer experience, increasing investment in innovation and further improving efficiency

2020 Outlook

•	Underlying revenue growth expected to be in the range 3.5% to 4.5% (around 4.0% to 5.0% reported3)
•	Trading profit margin expected to be at or slightly above that achieved in 2019 after absorbing FX headwind, acquisition-related dilution and increase in R&D
•	Outlook assumes situation regarding COVID-19 outbreak normalises early in Q2
•	Tax rate on trading results expected to be in the range of 18.5% to 19.5%

Roland Diggelmann, Chief Executive Officer of Smith+Nephew, said:

“The improved underlying revenue growth of 4.4% in 2019, the best for several years, has propelled Group sales above $5 billion for the first time in Smith+Nephew’s history. All franchises and regions meaningfully contributed to this record.

“At the same time, we’ve continued investing to drive mid-term growth, both increasing our R&D spend, and also bringing in innovative technologies and expertise through acquisitions.

“For 2020, our focus is on sustaining the positive momentum and our strategic imperatives remain the right path to value creation. Within these, we will focus on delivering a consistent and excellent customer experience, maximising the impact from our increased investment in innovation, and continuing to improve our operational agility and efficiency.”

Analyst conference call

An analyst meeting and conference call to discuss Smith+Nephew’s results for the year ended 31 December 2019 will be held today, Thursday 20 February 2020 at 9.00am GMT / 4.00am EST. This will be webcast live and available for replay shortly after. The details can be found on the Smith+Nephew website at www.smith-nephew.com/results.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Charis Gresser / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes

1.

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2018 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

2.

Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA, leverage ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Note 8 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

3.	Reported growth rate guidance assumes exchange rates prevailing at 14 February 2020.

Smith+Nephew Fourth Quarter Trading and Full Year 2019 Results

Fourth Quarter 2019 Trading Update

Our fourth quarter (‘Q4’) revenue was $1,407 million (2018: $1,294 million), up 5.6% on an underlying basis. Reported growth of 8.7% included a -80bps foreign exchange headwind and a 390bps benefit from acquisitions.

Unless specified as ‘reported’ all revenue growth rates throughout this document are underlying increases/decreases after adjusting for the effects of currency translation and the impact of acquisitions and disposals. All percentages compare to the equivalent 2018 period.

Q4 2019 comprised 62 trading days, one more than the comparable Q4 2018 period.

Fourth Quarter Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2019	2018(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	600	571	5.1	5.1	0.7	-0.7
Knee Implants	279	269	3.9	4.7	-	-0.8
Hip Implants	160	160	-	0.7	-	-0.7
Other Reconstruction(iii)	30	19	58.2	31.6	27.6	-1.0
Trauma	131	123	6.5	7.0	-	-0.5

Sports Medicine & ENT	424	386	9.8	10.1	0.5	-0.8
Sports Medicine Joint Repair	221	193	14.2	14.0	1.1	-0.9
Arthroscopic Enabling Technologies	163	157	4.2	5.1	-	-0.9
ENT (Ear, Nose and Throat)	40	36	10.0	10.7	-	-0.7

Advanced Wound Management	383	337	13.6	1.9	12.7	-1.0
Advanced Wound Care	184	185	-0.7	0.7	-	-1.4
Advanced Wound Bioactives	133	94	41.0	-2.2	43.3	-0.1
Advanced Wound Devices	66	58	14.8	15.2	0.9	-1.3

Total	1,407	1,294	8.7	5.6	3.9	-0.8

Consolidated revenue by geography
US	724	649	11.5	4.2	7.3	-
Other Established Markets(iv)	431	427	1.1	2.4	0.4	-1.7
Total Established Markets	1,155	1,076	7.4	3.5	4.5	-0.6
Emerging Markets	252	218	15.4	16.6	0.4	-1.6
Total	1,407	1,294	8.7	5.6	3.9	-0.8

(i)

Revenue by franchise for the quarter ended 31 December 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the quarter ended 31 December 2018

(ii)	Underlying growth is defined in Note 1 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from BrainLab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter 2019 Trading Update

Smith+Nephew serves customers through three global franchises: Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management.

Orthopaedics

Our Orthopaedics franchise delivered 5.1% revenue growth in Q4, led by the highest quarterly growth of the year in each of our Knee Implants, Trauma and Other Reconstruction segments.

Revenue from Knee Implants was up 4.7%, with strong demand for the JOURNEY◊ II Total Knee System, in particular from centres that have installed our robotics-assisted NAVIO◊ Surgical System. During the quarter we announced the first surgeries for the new JOURNEY II Unicompartmental Knee System, an important addition to our portfolio.

Hip Implants revenue growth was 0.7%. The POLAR3◊ Total Hip Solution, with its class-leading survivorship data, and the REDAPT◊ Revision Hip System continued to support good growth in the US, although this was offset by a slower quarter outside of the US, in large part related to a distributor change in the Asia-Pacific region. We announced the launch of the OR3O◊ Dual Mobility Hip for use in primary and revision hip arthroplasty in Q4.

Other Reconstruction (which includes robotics capital sales, the orthopaedic joint reconstruction business acquired from Brainlab, and cement) delivered revenue growth of 31.6% from strong end-of-year capital sales.

Trauma revenue grew 7.0% as we continued to roll-out the EVOS◊ System and sustained double-digit growth from the INTERTAN◊ Intertrochanteric Antegrade Nail.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered 10.1% revenue growth, the first quarter of double-digit growth from this global franchise.

Sports Medicine Joint Repair delivered 14.0% revenue growth. Performance was good and broad-based across our knee and shoulder repair ranges.

Arthroscopic Enabling Technologies revenue growth was 5.1%, an improved performance from this franchise. Recent product launches including the WEREWOLF◊ FLOW 90◊ Wand with FLOW~IQ◊ Technology, new mechanical resection blades, and the LENS◊ 4K Surgical Imaging System, all contributed.

ENT delivered 10.7% revenue growth as we continued to successfully convert surgeons to the use of COBLATION◊ technology in tonsil and adenoid procedures. During the quarter, we received US regulatory clearance for the next-generation COBLATION technology for tonsil & adenoid surgery, with launch starting in 2020.

In Q1 2020 we acquired Tusker Medical, Inc., the developer of Tula, a new system for in-office delivery of ear tubes to treat recurrent or persistent ear infections. This FDA-approved ‘Breakthrough-designated Device’ is the first system that can be used to place ear tubes in young children using local anaesthesia in the physician-office setting. Tula is highly complementary to our existing ENT portfolio, with the same customer and patient populations.

Advanced Wound Management

Our Advanced Wound Management franchise delivered 1.9% revenue growth, with the performance in Advanced Wound Devices again the highlight.

Advanced Wound Care delivered revenue growth of 0.7%. This was a sequential improvement over the previous quarter driven by our European business returning to growth for the first time in more than three years. The price pressure experienced in the US last quarter continued in Q4.

Advanced Wound Bioactives revenue declined -2.2%, reflecting a strong prior year comparable for the acquired Osiris Therapeutics business as we began to lap the launch of GRAFIX◊ PL Prime in Q4 2018. SANTYL◊ end market demand remained stable in the quarter.

Advanced Wound Devices delivered revenue above-market growth of 15.2%. This reflected continued strong growth from the Single Use Negative Pressure Wound Therapy System PICO◊ and an increasing contribution from our traditional system RENASYS◊.

Regional Performance in the Fourth Quarter

All regions contributed to the growth acceleration over the third quarter of 2019.

We delivered revenue growth of 3.5% from Established Markets. Within this, revenue from the US, our largest single market, was up 4.2%, and the Other Established Markets returned to growth, up 2.4%.

The Emerging Markets continued to deliver a strong performance, up 16.6% in the quarter.

Full Year 2019 Results

Smith+Nephew results for the Full Year ended 31 December 2019:

			Reported
	2019	2018	growth
	$m	$m	%
Revenue	5,138	4,904	4.8
Operating profit	815	863	-6
Acquisition and disposal related items	32	(7)
Restructuring and rationalisation costs	134	120
Amortisation and impairment of acquisition intangibles	143	113
Legal and other	45	34
Trading profit(i)	1,169	1,123	4
	¢	¢
Earnings per share ('EPS')	68.6	76.0	-10
Acquisition and disposal related items	3.4	(0.7)
Restructuring and rationalisation costs	12.5	11.0
Amortisation and impairment of acquisition intangibles	12.6	10.3
Legal and other	5.1	4.3
Adjusted Earnings per share ('EPSA')(i)	102.2	100.9	1

(i)	See Note 8 to the Condensed Consolidated Financial Statements

Full Year 2019 Analysis

Our full year revenue was $5,138 million (2018: $4,904 million), up 4.4% on an underlying basis. Reported growth of 4.8% includes a foreign exchange headwind of
-220bps and 260bps benefit from acquisitions.

All three global franchises delivered an improved revenue growth performance in 2019 over the prior year. Our orthopaedics franchise delivered 4.0% underlying revenue growth (2018: 3%), Sports Medicine & ENT achieved 7.0% underlying revenue growth (2018: 2%), and Advanced Wound Management delivered 2.2% underlying revenue growth (2018: 0%).

Group trading profit was $1,169 million in 2019 (2018: $1,123 million). The trading profit margin of 22.8% represents a 40bps improvement year-on-year after adjusting for the one-off 50bps benefit from a legal settlement in the prior year (2018: 22.9%), and reflects the increased investment in R&D and dilution from acquisitions offset by savings realised under the Accelerating Performance and Execution (APEX) programme. Each of the three global franchises made a good contribution to the 2019 trading profit (see Note 2 to the Condensed Consolidated Financial Statements for further detail).

APEX, initiated at the end of 2017, incurred restructuring costs of $134 million in 2019, with benefits recognised in the 2019 P&L of around $80 million. This programme is nearing its conclusion and is now expected to deliver annualised benefits of $190 million, $30 million more than originally expected, for a one-off cost of $290 million, $50 million more than originally planned.

Reported operating profit of $815 million (2018: $863 million) was after restructuring costs for APEX, as well as acquisition and disposal related items, amortisation of acquisition intangibles and legal and other items incurred in the year (see Note 8 to the Condensed Consolidated Financial Statements).

Cash generated from operations was $1,370 million (2018: $1,108 million) and trading cash flow was $970 million (2018: $951 million) (see Note 8 to the Condensed Consolidated Financial Statements for a reconciliation between cash generated from operations and trading cash flow). The trading profit to cash conversion ratio was again good at 83% (2018: 85%).

The net interest charge within reported results of $55 million included $6 million from the adoption of IFRS 16 Leases on 1 January 2019 (2018: $51 million). Net debt, excluding lease liabilities, increased from $1,104 million at 31 December 2018 to $1,600 million at year end, with the increase primarily due to the impact of acquisitions (see Note 6 for a reconciliation of net debt). The leverage ratio was 1.2x at year-end (see Note 8 to the Condensed Consolidated Financial Statements).

Acquisitions resulted in goodwill and intangible assets increasing by $809 million from 31 December 2018 to $4,356 million at the year end. The adoption of IFRS 16 Leases initially resulted in $164 million of right-of-use assets and lease liabilities being recognised on the balance sheet.

The tax rate on trading results for the year to 31 December 2019 was 19.1%, which is near the lower end of our guided range of 19% to 21% (2018: 16.1% including one-off benefit from a tax provision release). The reported tax rate was 19.2% (2018: 15.1%) (details of the reconciliation between trading results and reported results are set out in Note 8 to the Condensed Consolidated Financial Statements).

Adjusted earnings per share (‘EPSA’) was up 1% at 102.2¢ (204.4¢ per ADS) (2018: 100.9¢). Basic earnings per share (‘EPS’) was 68.6¢ (137.2¢ per ADS) (2018: 76.0¢), reflecting the impact of acquisitions completed during the year and restructuring charges related to the APEX programme.

Dividend

The Board is pleased to recommend a Final Dividend of 23.1¢ per share (46.2¢ per ADS). Together with an Interim Dividend of 14.4¢ per share (28.8¢ per ADS), this will give a total distribution of 37.5¢ per share (75.0¢ per ADS) for 2019, representing year-on-year growth of 4% in the declared full year dividend. The Final Dividend will be paid on 6 May 2020 to shareholders on the register at the close of business on 3 April 2020.

2020 Priorities

In 2019 the Group adopted a new global commercial model built around three global franchises, unveiled a new purpose and culture pillars, and introduced five strategic imperatives which form our value creation plan. These important changes underpinned our performance in 2019 as growth momentum built across the year.

In addition, the Group continued to invest in medium-term growth opportunities. We increased our investment in R&D by 19%, up to $292 million, and delivered important new product launches across our franchises. We also completed five acquisitions in 2019. These brought valuable technologies that strengthened our portfolio in higher-growth segments and our R&D expertise and programmes. Our largest acquisition was Osiris Therapeutics, Inc. for $660 million, which completed in April.

In 2020 our priority is to sustain the improved performance achieved in 2019 while continuing to invest in the business and improve our agility and efficiency, in-line with our strategic imperatives. This will be an important step in realising our medium-term ambition to consistently outgrow our markets at the same time as delivering ongoing improvements to our trading profit margin.

All of our franchises are expected to make further progress in 2020. To achieve this we are continuing to focus on delivering commercial excellence, bringing greater rigour to product launches and portfolio management, and investing more in training our salesforce to ensure we deliver a differentiated level of service.

We are also working to realise benefits from a number of cross-franchise opportunities. These include our strength in Emerging Markets, where we will continue to invest, and the developing orthopaedics segment in ambulatory surgery centers in the US, where we already have a strong presence through our Sports Medicine & ENT franchise. Recent developments in surgical technology, anaesthesia protocols and changes to Medicare reimbursement are expected to increase access to more orthopaedic procedures in such outpatient settings.

Our strategic imperatives also focus our commitment to innovation and to bringing the best technology to customers. In 2020 we plan to invest more in R&D, both to accelerate the cadence of launches, and to position us at the forefront of converging surgical technologies in areas such as digital health and regenerative medicine. We also intend to continue to acquire new technologies that address unmet clinical needs and strengthen our position in fast growing market segments, such as Tusker Medical, completed in early 2020.

Finally, we remain committed to both deepening our talent pool and being the best owner across our value chain. In terms of people, we believe that embedding new ‘winning behaviours’ driven off our culture pillars, as well as placing more emphasis on development, will support sustained success. In terms of our value chain, opportunities include operating an optimal facility footprint, driving lean manufacturing methods across our network, delivering world-class service levels in our supply chain, and building an ever-more efficient functional infrastructure.

2020 Outlook

Smith+Nephew is committed to delivering sustainable and profitable growth.

In 2020 we expect our underlying revenue growth to be in the range of 3.5% to 4.5%. On a reported basis this equates to a range of around 4.0% to 5.0%, with foreign exchange reducing reported growth by around -80bps based on exchange rates prevailing on 14 February 2020, and acquisitions adding 130bps.

We expect to deliver a 2020 trading profit margin at or slightly above 2019 levels.

This is after absorbing a transactional foreign exchange headwind of around -50bps, acquisition-related dilution on announced transactions, and the planned increase in investment in R&D, offset by benefits from the APEX programme.

Smith+Nephew is monitoring the COVID-19 outbreak closely, which introduces additional uncertainty. Our full year outlook assumes that the situation normalises early in Q2. China represented 7% of Group revenue in 2019.

The tax rate on trading results for 2020 is expected to be in the range 18.5% to 19.5%, subject to any material changes to tax law or other one-off items.

Our medium term guidance is unchanged.

Forward calendar

The Q1 Trading Report will be released on 6 May 2020.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,500+ employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT. Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.1 billion in 2019. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn,  Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2019	2018(i)	growth	Growth(ii)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	2,222	2,168	2.5	4.0	0.5	-2.0
Knee Implants	1,042	1,017	2.5	4.4	-	-1.9
Hip Implants	613	613	-	2.1	-	-2.1
Other Reconstruction(iii)	79	62	27.9	12.6	17.5	-2.2
Trauma	488	476	2.4	4.3	-	-1.9

Sports Medicine & ENT	1,536	1,461	5.2	7.0	0.5	-2.3
Sports Medicine Joint Repair	794	717	10.8	12.3	0.9	-2.4
Arthroscopic Enabling Technologies	591	600	-1.5	0.8	-	-2.3
ENT (Ear, Nose and Throat)	151	144	4.9	6.7	-	-1.8

Advanced Wound Management	1,380	1,275	8.3	2.2	8.7	-2.6
Advanced Wound Care	714	740	-3.5	-0.2	-	-3.3
Advanced Wound Bioactives	424	320	32.3	-0.4	33.0	-0.3
Advanced Wound Devices	242	215	12.8	15.7	0.6	-3.5

Total	5,138	4,904	4.8	4.4	2.6	-2.2

Consolidated revenue by geography
US	2,551	2,354	8.4	3.3	5.1	-
Other Established Markets(iv)	1,630	1,693	-3.7	0.2	0.2	-4.1
Total Established Markets	4,181	4,047	3.3	2.1	3.0	-1.8
Emerging Markets	957	857	11.7	16.1	0.4	-4.8
Total	5,138	4,904	4.8	4.4	2.6	-2.2

(i)

Revenue by franchise for the year ended 31 December 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the year ended 31 December 2018

(ii)	Underlying growth is defined in Note 1 on page 2
(iii)	Other Reconstruction includes robotics capital sales, the orthopaedic joint reconstruction business acquired from BrainLab and cement
(iv)	Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2019 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group Income Statement for the year to 31 December 2019

		2019	2018
	Notes	$m	$m
Revenue	2	5,138	4,904
Cost of goods sold		(1,338)	(1,298)
Gross profit		3,800	3,606
Selling, general and administrative expenses		(2,693)	(2,497)
Research and development expenses		(292)	(246)
Operating profit	8	815	863
Interest income		10	8
Interest expense	1	(65)	(59)
Other finance costs		(18)	(20)
Share of results of associates		1	(11)
Profit before taxation		743	781
Taxation	3	(143)	(118)
Attributable profitA		600	663
Earnings per shareA
Basic	8	68.6¢	76.0¢
Diluted		68.4¢	75.7¢

Group Statement of Comprehensive Income for the year to 31 December 2019

	2019	2018
	$m	$m
Attributable profitA	600	663
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	(14)	11
Taxation on other comprehensive income	2	(1)
Total items that will not be reclassified to income statement	(12)	10

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	21	(132)
Net (losses)/gains on cash flow hedges	(5)	23
Taxation on other comprehensive income	-	(3)
Total items that may be reclassified subsequently to income statement	16	(112)
Other comprehensive income/(loss) for the year, net of taxation	4	(102)
Total comprehensive income for the yearA	604	561

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Group Balance Sheet as at 31 December 2019

		2019	2018
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment	1	1,323	1,062
Goodwill		2,789	2,337
Intangible assets		1,567	1,210
Investments		7	34
Investment in associates		103	105
Other non-current assets		35	16
Retirement benefit assets		106	92
Deferred tax assets		150	126
		6,080	4,982
Current assets
Inventories		1,614	1,395
Trade and other receivables		1,328	1,317
Cash at bank	6	277	365
		3,219	3,077
TOTAL ASSETS		9,299	8,059

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		177	177
Share premium		610	608
Capital redemption reserve		18	18
Treasury shares		(189)	(214)
Other reserves		(324)	(340)
Retained earnings		4,849	4,625
Total equity		5,141	4,874

Non-current liabilities
Long-term borrowings and lease liabilities	1, 6	1,975	1,301
Retirement benefit obligations		136	114
Other payables		102	53
Provisions		214	153
Deferred tax liabilities		167	99
		2,594	1,720

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	1, 6	72	164
Trade and other payables		1,046	957
Provisions		203	121
Current tax payable		243	223
		1,564	1,465
Total liabilities		4,158	3,185
TOTAL EQUITY AND LIABILITIES		9,299	8,059

Condensed Group Cash Flow Statement for the year to 31 December 2019

	2019	2018
	$m	$m
Cash flows from operating activities
Profit before taxation	743	781
Net interest expense	55	51
Depreciation, amortisation and impairment	518	454
Share of results of associates	(1)	11
Share-based payments expense (equity settled)	32	35
Net movement in post-retirement obligations	(4)	(35)
Movement in working capital and provisions	27	(189)
Cash generated from operations	1,370	1,108
Net interest and finance costs paid	(52)	(52)
Income taxes paid	(150)	(125)
Net cash inflow from operating activities	1,168	931

Cash flows from investing activities
Acquisitions, net of cash acquired	(869)	(29)
Capital expenditure	(408)	(347)
Net proceeds from sale/(purchase) of investments	23	(4)
Distribution from associate	3	2
Net cash used in investing activities	(1,251)	(378)
Net cash (outflow)/inflow before financing activities	(83)	553

Cash flows from financing activities
Proceeds from issue of ordinary share capital	2	3
Proceeds from own shares	9	10
Purchase of own shares	(63)	(48)
Equity dividends paid	(318)	(321)
Payment of capital element of lease liabilities	(46)	-
Cash movements in borrowings	425	(7)
Settlement of currency swaps	(2)	(8)
Net cash from/(used in) financing activities	7	(371)

Net (decrease)/increase in cash and cash equivalents	(76)	182
Cash and cash equivalents at beginning of year	333	155
Exchange adjustments	-	(4)
Cash and cash equivalents at end of yearB	257	333

B	Cash and cash equivalents at the end of the period are net of overdrafts of $20 million (31 December 2018: $32 million).

Group Statement of Changes in Equity for the year to 31 December 2019

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2019	177	608	18	(214)	(340)	4,625	4,874
Attributable profitA	-	-	-	-	-	600	600
Other comprehensive incomeA	-	-	-	-	16	(12)	4
Equity dividends paid	-	-	-	-	-	(318)	(318)
Share-based payments recognised	-	-	-	-	-	32	32
Taxation on share-based payments	-	-	-	-	-	1	1
Purchase of own sharesC	-	-	-	(63)	-	-	(63)
Cost of shares transferred to beneficiaries	-	-	-	38	-	(29)	9
Cancellation of treasury sharesC	-	-	-	50	-	(50)	-
Issue of ordinary share capital	-	2	-	-	-	-	2
At 31 December 2019	177	610	18	(189)	(324)	4,849	5,141

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 31 December 2017	178	605	17	(257)	(228)	4,329	4,644
Adjustment on initial application of IFRS 9 (net of tax)	-	-	-	-	-	(11)	(11)
Adjusted balance as at 1 January 2018	178	605	17	(257)	(228)	4,318	4,633
Attributable profitA	-	-	-	-	-	663	663
Other comprehensive incomeA	-	-	-	-	(112)	10	(102)
Equity dividends paid	-	-	-	-	-	(321)	(321)
Share-based payments recognised	-	-	-	-	-	35	35
Taxation on share-based payments	-	-	-	-	-	1	1
Purchase of own sharesC	-	-	-	(48)	-	-	(48)
Cost of shares transferred to beneficiaries	-	-	-	40	-	(30)	10
Cancellation of treasury sharesC	(1)	-	1	51	-	(51)	-
Issue of ordinary share capital	-	3	-	-	-	-	3
At 31 December 2018	177	608	18	(214)	(340)	4,625	4,874

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.
C

Shares issued in connection with the Group’s share incentive plans are bought back on a quarterly basis. During the year ended 31 December 2019, a total of 3.1 million ordinary shares were purchased at a cost of $63 million and 3.1 million ordinary shares were cancelled (2018: 2.7 million ordinary shares were purchased at a cost of $48 million and 3.3 million ordinary shares were cancelled).

Notes to the Condensed Consolidated Financial Statements

1.       Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’ or “Smith+Nephew”) is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements (‘Financial Statements’), the ‘Group’ means the Company and all its subsidiaries. The principal activities of the Group are to develop, manufacture, market and sell medical devices and services. The financial information herein has been prepared on the basis of the accounting policies as set out in the Annual Report of the Group for the year ended 31 December 2018 except as noted below for IFRS 16 Leases effective from 1 January 2019. The Group prepares its accounts on the basis of International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and in accordance with the provisions of the Companies Act 2006. The Group also prepares its accounts in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group’s significant accounting policies which require the most use of management’s estimation are: valuation of inventories; impairment; liability provisions; taxation; and business combinations. There has been no change in the methodology of applying management estimation in these policies since the year ended 31 December 2018.

The Group has adequate financial resources and its customers and suppliers are diversified across different geographic areas. The Directors believe that the Group is well placed to manage its business risk appropriately. The Directors have a reasonable expectation that the Group has sufficient resources to continue in operational existence for the foreseeable future. Thus they continue to adopt the going concern basis for accounting in preparing these Financial Statements.

The principal risks and uncertainties that the Group is exposed to will be disclosed in the Group’s 2019 Annual Report. These are: business continuity and business change; supply; cybersecurity; quality and regulatory; new product innovation, design and development including intellectual property; talent management; pricing and reimbursement; mergers and acquisitions; legal and compliance risks; commercial execution; political and economic; and finance.

The financial information set out above does not constitute the Company's statutory accounts for the years ended 31 December 2019 or 2018 but is derived from those accounts. Statutory accounts for 2018 have been delivered to the registrar of companies and those for 2019 will be delivered in due course. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New accounting standards effective 2019

The Group has adopted IFRS 16 Leases from 1 January 2019. A number of other new standards, including IFRIC 23 Uncertainty Over Income Tax Treatments, are effective from 1 January 2019 but they do not have a material effect on the Group’s financial statements.

On 1 January 2019, the Group adopted IFRS 16 Leases using the modified retrospective approach and the right-of-use asset on transition equalled the lease liability,  adjusted by the amount of any rent-free period accruals. The cumulative effect of initially adopting IFRS 16 is recognised as an adjustment at 1 January 2019 with no restatement of comparative information. The Group applied the practical expedient to grandfather the definition of a lease on transition. The Group applied IFRS 16 only to contracts that were previously identified as containing a lease. Contracts that were not identified as containing a lease under IAS 17 or IFRIC 4 were not reassessed. The new definition of a lease has only been applied to contracts entered into from 1 January 2019.

Previous accounting policy

Previously the Group determined if an arrangement was or contained a lease under IFRIC 4 Determining Whether an Arrangement Contains a Lease. As a lessee the Group previously classified leases as operating or finance leases based on whether the lease arrangement substantially transferred all risks and rewards of ownership.

New accounting policy – IFRS 16 Leases

The assessment of whether a contract is or contains a lease takes place at the inception of the contract. The assessment involves whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of the asset. The Group allocates the consideration in the contract to each lease and non-lease component. The non-lease component, where it is separately identifiable, is not included in the right-of-use asset.

The Group leases many assets including properties, motor vehicles and office equipment. The Group availed itself of the exemptions for short-term leases and leases of low-value items for leases other than those for properties and motor vehicles. The use of these exemptions does not have a material impact.

The Group recognises a right-of-use asset and a lease liability at the commencement of the lease. The right-of-use asset is initially measured based on the present value of lease payments that are not paid at the commencement date plus initial direct costs less any incentives received. The lease payments are discounted using an incremental borrowing rate which is country-specific and reflective of the lease term. The right-of-use asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The right-of-use asset is subject to impairment testing if there is an impairment indicator. The right-of-use assets are included in the balance sheet heading ‘Property, plant and equipment’.

The lease liability is initially measured at the present value of lease payments, as outlined above, and is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or as appropriate, changes in the assessment of whether an extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised. The lease liabilities are included in the balance sheet headings ‘Long-term borrowings and lease liabilities’ and ‘Bank overdrafts, borrowings, loans and lease liabilities’.

Cash flows arising on lease interest payments are included in operating cash flows whereas cash flows arising on the capital repayments of the lease liability are included in financing cash flows.

Impact of applying IFRS 16

On transition to IFRS 16 on 1 January 2019, the Group recognised additional right-of-use assets and additional lease liabilities. The impact on transition is outlined below:

1 January
2019
$m
Right-of-use assets presented in property, plant and equipment	159
Rent-free period accrual presented in trade and other payables	5
Lease liabilities	(164)

In relation to these leases, the Group has recognised depreciation and interest expenses instead of operating lease expenses. During the year ended 31 December  2019 the Group has recognised $50 million of depreciation on right-of-use assets and $6 million of interest cost from these lease liabilities. The total interest expense for the year ended 31 December 2019 comprises:

$m
Bank borrowings and other	18
Private placement notes	41
Lease liability	6
65

A reconciliation from the operating lease commitment at 31 December 2018 as disclosed in the Group’s statutory financial statements for the year ended 31 December 2018 to the lease liabilities recognised at 1 January 2019 is outlined below.  The non-lease components primarily relate to service and maintenance costs which were included in the operating lease commitment but do not form part of the lease liability. The short-term exemption primarily relates to the vehicles in a car fleet programme which was known to be closing in 2019.

$m
Operating lease commitment at 31 December 2018	(218)
Non-lease components	28
Short-term exemption availed of on transition	2
Impact of discounting lease payments	24
Lease liabilities recognised at 1 January 2019	(164)

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at 1 January 2019. The weighted average rate applied is 3.6%.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2020 and earlier application is permitted; however, the Group has not early adopted them in preparing these consolidated financial statements. These are not expected to have a significant impact on adoption.

2.       Business segment information

Previously the Group was engaged in a single business activity, being the development, manufacture and sale of medical technology products and services.

From 1 January 2019 onwards, with the Group’s operating structure organised around three global franchises, the chief operating decision maker began to monitor performance, make operating decisions and allocate resources on a global franchise basis in contrast with 2018 and prior, where these were done on a Group-wide basis. The new operating structure led to the appointment of three franchise presidents. The  franchise presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, and full commercial responsibility for their franchise in the US. Regional presidents in EMEA and APAC are responsible for the implementation of the global franchise strategy in their respective regions.

Based on the aforementioned changes, the Group has concluded that there are three reportable segments from January 2019. The Group will not restate comparative information in 2019, other than revenue, as historical financial information is not available on a franchise basis.

The Executive Committee (‘ExCo’), comprises the Chief Financial Officer (‘CFO’), three franchise presidents, the two regional presidents and certain heads of function, and is chaired by the Chief Executive Officer (‘CEO’). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group’s resources and assessment of the Group’s performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group’s chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group’s resources, ExCo reviews financial information for the three franchises (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the franchises. This information is prepared substantially on the same basis as the Group’s IFRS financial statements aside from the adjustments described in Note 8. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below.

The results of the segments are shown below.

2a.     ExCo evaluates the performance of the operating segments by considering their underlying revenue growth and trading profit, which are reconciled to the statutory measure for the Group below:

					Reconciling Items
			Reported	Underlying	Acquisitions	Currency
	2019	2018	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	2,222	2,168	2.5	4.0	0.5	-2.0
Sports Medicine & ENT	1,536	1,461	5.2	7.0	0.5	-2.3
Advanced Wound Management	1,380	1,275	8.3	2.2	8.7	-2.6
Total	5,138	4,904	4.8	4.4	2.6	-2.2

2019
Segment profit	$m
Orthopaedics	666
Sports Medicine & ENT	489
Advanced Wound Management	370
Segment trading profit	1,525
Corporate costs	(356)
Group trading profitD	1,169
Non-trading itemsD	(354)
Group operating profit	815

2018
Segment profit	$m
Group trading profitD	1,123
Non-trading itemsD	(260)
Group operating profit	863

D	The above financial measures are not prepared in accordance with IFRS. The reconciliation to the most directly comparable financial measures calculated in accordance with IFRS is presented in Note 8.

Further description of why ExCo focuses on the underlying revenue growth and trading measures, and how this reconciles to operating profit, is detailed in Note 8.

2b.     Revenue by product franchise and geography

Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are performed within one year. There is no significant revenue associated with the provision of discrete services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer’s credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the

Group’s wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT

Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers’ immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general our business in Established Markets is direct to hospitals and ambulatory surgery centres whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management

Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product franchise:

	2019	2018 (E)
	$m	$m
Knee Implants	1,042	1,017
Hip Implants	613	613
Other Reconstruction	79	62
Trauma	488	476
Orthopaedics	2,222	2,168
Sports Medicine Joint Repair	794	717
Arthroscopic Enabling Technologies	591	600
ENT (Ear, Nose & Throat)	151	144
Sports Medicine & ENT	1,536	1,461
Advanced Wound Care	714	740
Advanced Wound Bioactives	424	320
Advanced Wound Devices	242	215
Advanced Wound Management	1,380	1,275
Total	5,138	4,904

E

Revenue by franchise for the year ended 31 December 2018 has been re-presented to align with the new global franchise structure effective from 1 January 2019. There has been no change in total revenue for the year ended 31 December 2018. Other Reconstruction includes $62 million previously in Other Surgical Businesses; Trauma includes $476 million previously in Trauma & Extremities; Sports Medicine Joint Repair includes $17 million and $3 million previously in Trauma & Extremities and Other Surgical Businesses respectively; and ENT includes $144 million previously in Other Surgical Businesses.

2c.        The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management franchises are sold to wholesalers and intermediaries, while products in the other franchises are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives franchises, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2019			2018
	Established Markets (F)	Emerging Markets	Total	Established Markets (F)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	2,986	772	3,758	2,944	685	3,629
Advanced Wound Management	1,195	185	1,380	1,103	172	1,275
Total	4,181	957	5,138	4,047	857	4,904

F	Established Markets comprises the US, Australia, Canada, Europe, Japan and New Zealand.

US revenue for 2019 was $2,551 million (2018: $2,354 million), China revenue for 2019 was $336 million (2018: $270 million) and UK revenue for 2019 was $211 million (2018: $211 million).

3.       Taxation

The tax rate on trading results for the year to 31 December 2019 was 19.1% (2018: 16.1%). The 2018 tax rate on trading results included a one-off benefit from a tax provision release. The reported tax rate for 2019 was 19.2% (2018: 15.1%). Details of the reconciliation between trading results and reported results are set out in Note 8.

A factor that may have a future effect on our tax charge is the decision by the European Commission (EC), published in April 2019, that the UK CFC financing exemption rules between 2013 and 2018 partially constituted illegal State Aid. The UK government and many potentially affected taxpayers, including us, have applied to the European Court of Justice (ECJ) for annulment of the EC’s decision. At the EC’s request, HM Revenue and Customs (HMRC) requested, from potentially affected companies, certain information and facts in order to review whether there may be a potential liability, were the EC’s position to be upheld, to which we fully responded within HMRC’s specified timeframe. The amount of tax ultimately due, if any, will depend both on generic technical legislative interpretation and company-specific facts and circumstances. HMRC is under a legal obligation to collect potentially underpaid tax ahead of the determination of the appeals by the ECJ; however, how it will seek to quantify such amounts is unclear, and as of 14 February 2020 we had received no assessment or other demand. If the EC decision were ultimately to be upheld on generic technical legislative grounds, subject to any relief based on company-specific facts and circumstances, we calculate our maximum potential liability as at 31 December 2019, to be approximately $150 million. Based on current information, we do not consider it can reasonably be concluded that it is more likely than not that any liability would arise, or that any such liability could be quantified with sufficient accuracy, in order to recognise any provision in respect of this matter at the present time.

In December 2016, the Group appealed to the First Tier Tribunal against a decision by HMRC relating to the UK tax deductibility of historic foreign exchange losses. The decision of the Tribunal was released on 8 February 2017, which upheld the Group’s appeal. HMRC appealed against this decision, and their appeal was heard by the Upper Tribunal in June 2018. The decision was released on 29 November 2018, which upheld the decision of the First Tier Tribunal. HMRC was granted leave to appeal in the Court of Appeal, for which the hearing concluded on 15 January 2020. The Court tentatively indicated that a decision will be released in or around April 2020. Following that decision, the unsuccessful party would have the right to make an application for leave to appeal to the Supreme Court. If HMRC was ultimately unsuccessful in the litigation process, the Group’s tax charge would be reduced in the year of success. No tax benefit for these losses has been taken to date. Should the case become final and be decided in the Group’s favour in 2020, we estimate that we would receive a tax refund of approximately $100 million. In addition, there would be losses remaining which would be potentially available to offset future profits, the benefit of which would depend on future facts and circumstances.

4.       Dividends

The 2018 final dividend of 22.0 US cents per ordinary share totalling $192 million was paid on 8 May 2019. The interim dividend of 2019 of 14.4 US cents per ordinary share totalling $126 million was paid on 30 October 2019.

A final dividend for 2019 of 23.1 US cents per ordinary share has been proposed by the Board and will be payable, subject to shareholder approval, on 6 May 2020 to shareholders whose names appear on the register at the close of business on 3 April 2020 (the record date). The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 2 April 2020 and the final day for currency and dividend reinvestment plan (‘DRIP’) elections is 15 April 2020.

5.       Acquisitions

Year ended 31 December 2019

The Group acquired five medical technology businesses deemed to be business combinations within the scope of IFRS 3 Business Combinations during the year ended 31 December 2019.

On 22 January 2019, the Group completed the acquisition of 100% of the share capital of Ceterix Orthopaedics, Inc. (“Ceterix”), a developer of a meniscus repair system. The acquisition supports the Company's strategy to invest in innovative technologies that meet unmet clinical needs. The maximum consideration payable of $105 million has a fair value of $96 million, which includes deferred consideration of $5 million and contingent consideration of $47 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.3%. The maximum contingent consideration is $55 million. The goodwill is attributable to the control premium, the acquired workforce and the synergies expected from integrating Ceterix into the Group’s existing business.

On 17 April 2019, the Group completed the acquisition of 100% of the share capital of Osiris Therapeutics, Inc. (“Osiris”), a fast growing company delivering regenerative medicine products including skin, bone graft and articular cartilage substitutes that will further expand and differentiate the Group’s Advanced Wound Management portfolio. This acquisition provides the Group with a fast growing portfolio with strong clinical evidence addressing critical needs in the skin substitute marketplace. It is one of the highest growth and high potential markets in wound management, filling an important need not previously adequately addressed in our portfolio. Cash consideration was $660 million with no deferred or contingent consideration payable. The goodwill is attributable to the control premium, the acquired workforce and the synergies that can be expected from integrating Osiris into the Group’s existing business.

Also on 17 April 2019, the Group completed the acquisition of 85.5% of the share capital of Leaf Healthcare, Inc. (“Leaf”), a developer of the unique Leaf Patient Monitoring System for pressure injury prevention and patient mobility monitoring, which is highly complementary to the Group’s existing wound portfolio. This acquisition brings the Group’s total shareholding in Leaf to 100%. The Group’s existing holding of 14.5% of the share capital, with a carrying value of $6 million, was remeasured to fair value resulting in a $1 million gain which is included in selling, general and administrative expenses in the income statement. The maximum consideration payable of $75 million for 100% of the share capital has a fair value of $52 million, which includes deferred consideration of $4 million and contingent consideration of $12 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 3.0%. The maximum contingent consideration is $35 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating Leaf into the Group’s existing business.

On 31 May 2019, the Group completed the acquisition of the Brainlab Orthopaedic Joint Reconstruction business (“Brainlab OJR”). The acquisition supports the Group’s strategy to invest in best-in-class technologies that further its multi-asset digital surgery and robotic ecosystem. The maximum consideration payable of $108 million has a fair value of $107 million, which includes contingent consideration of $57 million. The fair value of the contingent consideration is determined from the acquisition agreement, the risk adjusted cash flows from the Board-approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent consideration is $58 million. The goodwill is attributable to the control premium, the acquired workforce, future iterations of the technology and the synergies that can be expected from integrating the orthopaedic joint reconstruction business into the Group’s existing business.

On 1 July 2019 the Group completed the acquisition of 100% of the share capital of Atracsys Sàrl (“Atracsys”), a Switzerland-based provider of optical tracking technology used in computer-assisted surgery. The acquisition supports the Group’s long-term commitment to develop its multi-asset digital surgery and robotics ecosystem to empower surgeons and improve clinical outcomes. The fair value of consideration is $42 million which includes $14 million of deferred consideration and $5 million of contingent consideration. The fair value of contingent consideration is determined from the acquisition agreement, the risk-adjusted cash flows from the Board approved acquisition model and a risk-free discount rate of 2.3%. The maximum contingent  consideration is $6 million. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Atracsys into the Group’s existing business.

The provisional fair value of assets acquired and liabilities assumed are set out below:

	Ceterix	Osiris	Leaf	Brainlab OJR	Atracsys
	$m	$m	$m	$m	$m
Intangible assets - Product-related	43	284	14	-	9
Intangible assets - Technology	-	-	-	75	-
Intangible assets - Customer-related	-	80	-	9	1
Property, plant & equipment	2	6	-	-	1
Investments	-	17	-	-	-
Other non-current assets	-	4	-	-	-
Inventory	2	9	1	-	1
Trade and other receivables	1	49	1	-	1
Trade and other payables	(4)	(31)	(1)	-	(1)
Provisions	-	(17)	-	-	-
Non-current liabilities	-	(7)	-	-	-
Net deferred tax asset/(liability)	1	(59)	1	-	(1)
Net assets	45	335	16	84	11
Goodwill	49	301	37	23	31
Consideration (net of cash acquiredG)	94	636	53	107	42
G	Cash acquired is as follows: Ceterix: $2 million; Osiris: $24 million; Leaf: $1 million; Brainlab OJR: $nil; and Atracsys: $nil.

For the year ended 31 December 2019, the contribution to revenue from the Ceterix, Leaf,  Brainlab OJR and Atracsys business combinations was immaterial and the contribution from the Osiris business combination was $114 million. For the year ended 31 December 2019, the contribution to profit from the Ceterix, Leaf, Brainlab OJR,  Osiris and Atracsys business combinations was immaterial.

If the business combinations had occurred at the beginning of the year, the contribution to revenue from the Ceterix, Leaf,  Brainlab OJR and Atracsys business combinations would have been immaterial and the contribution from the Osiris business combination would have been $160 million. If the business combinations had occurred at the beginning of the year, the contribution to profit from the Ceterix, Leaf, Brainlab OJR, Osiris and Atracsys business combinations would have been immaterial.

Year ended 31 December 2018

The Group made no acquisitions deemed to be business combinations within the scope of IFRS 3 in the year ended 31 December 2018. The cash outflow of $29 million relates to acquisitions completed in prior years.

6.       Net debt

Net debt as at 31 December 2019 is outlined below. The impact of the transition to IFRS 16 on 1 January 2019 is outlined in Note 1. The repayment of lease liabilities in the year ended 31 December 2019 is included in cash flows from financing activities in the cash flow statement.

	2019	2018
	$m	$m
Cash at bank	277	365
Long-term borrowings	(1,851)	(1,301)
Bank overdrafts, borrowings and loans due within one year	(26)	(164)
Net currency swap liabilities	-	(1)
Net interest rate swap liabilities	-	(3)
Net debt	(1,600)	(1,104)
Non-current lease liabilities	(124)
Current lease liabilities	(46)
Net debt including lease liabilities	(1,770)
The movements in the period were as follows:
Opening net debt as at 1 January	(1,104)	(1,281)
Recognition of lease liability on transition to IFRS 16	(164)	-
Cash flow before financing activities	(83)	553
Non-cash additions to lease liabilities	(46)	-
Proceeds from issue of ordinary share capital	2	3
Proceeds from own shares	9	10
Purchase of own shares	(63)	(48)
Equity dividends paid	(318)	(321)
Exchange adjustments	(3)	(20)
Net debt (including lease liabilities from 1 January 2019)	(1,770)	(1,104)

In May 2019 the Group signed two new term loan facilities of €269 million and €223 million respectively. Both facilities mature in May 2021. In December 2019 the Group signed a new senior notes agreement totalling $550 million, which will be drawn down in June 2020.

7a.     Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. It does not include fair value information for financial assets and liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

	Carrying amount		Fair value
	2019	2018	2019	2018	Fair value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	25	36	25	36	Level 2
Investments	7	34	7	34	Level 3
Contingent consideration receivable	39	-	39	-	Level 3
Currency swaps	1	1	1	1	Level 2
	72	71	72	71
Financial assets not measured at fair value
Trade and other receivables	1,184	1,211
Cash at bank	277	365
	1,461	1,576
Total financial assets	1,533	1,647

Financial liabilities at fair value
Acquisition consideration	(141)	(99)	(141)	(99)	Level 3
Forward foreign exchange contracts	(22)	(20)	(22)	(20)	Level 2
Currency swaps	(1)	(2)	(1)	(2)	Level 2
Interest rate swaps	-	(3)	-	(3)	Level 2
	(164)	(124)	(164)	(124)
Financial liabilities not measured at fair value
Acquisition consideration	(40)	(28)
Bank overdrafts	(20)	(32)
Bank loans	(857)	(311)
Private placement debt in a hedge relationship	(120)	(197)
Private placement debt not in a hedge relationship	(880)	(925)
Trade and other payables	(944)	(858)
	(2,861)	(2,351)
Total financial liabilities	(3,025)	(2,475)

There were no transfers between Levels 1, 2 and 3 during 2019 and 2018.  The carrying amount of financial assets and liabilities not measured at fair value is considered to be a reasonable approximation of fair value. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short term nature. The fair values of long-term borrowings, which are not traded publicly, are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of risk adjusted expected payments, discounted using a risk-free discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy.

The movements in 2019 and 2018 for financial instruments measured using Level 3 valuation methods are presented below:

	2019	2018
	$m	$m
Investments
At 1 January	34	21
Acquisitions	17	-
Additions	1	4
Fair value remeasurement	12	9
Distributions received	(2)	-
Disposals	(46)	-
Transfers	(9)	-
At 31 December	7	34

Contingent consideration receivable
At 1 January	-	-
Arising on acquisitions	22	-
Arising on disposals	17	-
At 31 December	39	-

Acquisition consideration liability
At 1 January	(99)	(104)
Arising on acquisitions	(103)	-
Payments	51	9
Transfers	13	-
Discount unwind	(3)	(3)
Exchange movements	-	(1)
At 31 December	(141)	(99)

7b.     Retirement benefit obligations

The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield at the reporting date on bonds that have a credit rating of AA, denominated in the currency in which the benefits are expected to be paid and have a maturity profile approximately the same as the Group’s obligations. These have decreased since 31 December 2018 by 80bps to 1.9% and 100bps to 3.2% respectively. The decrease in discount rates and a change in mortality assumptions in the UK was partially offset by favourable asset performances and led to a remeasurement loss of $10 million recognised in Other Comprehensive Income. The decrease in discount rates in the US was more than offset by favourable asset performances and led to a remeasurement gain of $15 million recognised in Other Comprehensive Income.

8.        Definitions of and reconciliation to measures included within adjusted “trading” results

These Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, tax rate on trading results, Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group’s management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group’s management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

The Group has adopted IFRS 16 Leases from 1 January 2019 using the modified retrospective approach. Under this approach comparative information is not restated therefore impacting the comparability of the non-financial information presented below between the current year and prior year. In 2019, the Group excluded IFRS 16 lease payments from cash generated from operations when arriving at trading cash flow.

Underlying revenue growth

‘Underlying revenue growth’ is used to compare the revenue in a given period to the previous period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth (see Note 2), the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Trading profit, trading profit margin, trading cash flow and trading profit to cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group’s short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contribution to fund defined benefit pension schemes that are closed to future accrual and IFRS 16 lease payments are also excluded from cash generated from operations when arriving at trading cash flow.

Adjusted earnings per ordinary share (‘EPSA’)

EPSA is a trend measure, which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group’s short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group’s short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share (‘EPS’).

Leverage ratio

The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 6. Adjusted EBITDA is defined as trading profit before depreciation of property, plant and equipment and amortisation of other intangible assets.

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2019 Reported	5,138	815	743	(143)	600	1,370	68.6
Acquisition and disposal related items	-	32	34	(6)	28	36	3.4
Restructuring and rationalisation costs	-	134	134	(25)	109	123	12.5
Amortisation and impairment of acquisition intangibles	-	143	143	(32)	111	-	12.6
Legal and other[7]	-	45	50	(5)	45	(105)	5.1
Lease liability payments	-	-	-	-	-	(46)	-
Capital expenditure	-	-	-	-	-	(408)	-
2019 Adjusted	5,138	1,169	1,104	(211)	893	970	102.2

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	$m	¢
2018 Reported	4,904	863	781	(118)	663	1,108	76.0
Acquisition and disposal related items	-	(7)	(7)	1	(6)	3	(0.7)
Restructuring and rationalisation costs	-	120	120	(24)	96	83	11.0
Amortisation and impairment of acquisition intangibles	-	113	118	(27)	91	-	10.3
Legal and other[7]	-	34	38	(1)	37	104	4.3
Capital expenditure	-	-	-	-	-	(347)	-
2018 Adjusted	4,904	1,123	1,050	(169)	881	951	100.9

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of reported profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to adjusted attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisitions and disposal related items: For the year to 31 December 2019 costs primarily relate to the acquisitions of Ceterix, Osiris, Leaf, Brainlab OJR and Atracsys.

For the year to 31 December 2018 the credit relates to a remeasurement of contingent consideration for a prior year acquisition and adjustments to provisions on disposal of a business, partially offset by costs associated with the acquisition of Rotation Medical, Inc.

Restructuring and rationalisation costs: For both the years to 31 December 2019 and 31 December 2018, these costs relate to the implementation of the Accelerating Performance and Execution (APEX) programme that was announced in February 2018.

Amortisation and impairment of acquisition intangibles: For both the years to 31 December 2019 and 31 December 2018 charges relate to the amortisation of intangible assets acquired in material business combinations.

Legal and other: For the year ended 31 December 2019 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $121 million in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. The year to 31 December 2019 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges in the year to 31 December 2019 were partially offset by a credit of $147 million relating to insurance recoveries for ongoing metal-on-metal hip claims.  Trading cash flow additionally excludes $6 million of cash funding to closed defined benefit pension schemes and a $35 million receipt (held as a receivable as at 31 December 2018) relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003.

For the year ended 31 December 2018 charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $72 million in the provision that reflected the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims globally. The year to 31 December 2018 also includes costs for implementing the requirements of the EU Medical Device Regulations that will apply from May 2020. These charges in the year to 31 December 2018 were partially offset by a credit of $84 million relating to settlements with insurers related to product liability claims involving macrotextured components withdrawn from the market in 2003. Trading cash flow additionally excludes $35 million of cash funding to closed defined benefit pension schemes.

Leverage ratio

The calculation of the leverage ratio is set out below:

2019
$m
Net debt including lease liabilities	1,770

Trading profit	1,169
Depreciation of property, plant and equipment	292
Amortisation of other intangible assets	61
Adjusted EBITDA	1,522
Leverage ratio (x)	1.2

9.       Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2019	2018
Average rates
Sterling	1.28	1.33
Euro	1.12	1.18
Swiss Franc	1.01	1.02
Period-end rates
Sterling	1.32	1.28
Euro	1.12	1.14
Swiss Franc	1.04	1.02

10.     Subsequent events

On 23 January 2020 the Group completed the acquisition of 100% of the share capital of Tusker Medical, Inc., a developer of an innovative in-office solution for tympanostomy (ear tubes) called Tula. The acquisition supports the Group’s strategy to invest in innovative technologies that address unmet clinical needs.

This acquisition will be treated as a business combination under IFRS 3. The maximum consideration, all payable in cash, is $140 million and the provisional fair value consideration is $139 million and includes $6 million of deferred and $35 million of contingent consideration. The provisional fair value of acquired net assets is immaterial and is not expected to have material fair value adjustments. The remaining consideration will be allocated between identifiable intangible assets including technology and goodwill, with the majority expected to be goodwill representing the control premium, the acquired workforce and the synergies expected from integrating Tusker Medical, Inc. into the Group’s existing business, and is not expected to be deductible for tax purposes.